CERTIFICATE OF NOTIFICATION

                                    Filed by

                               GULF POWER COMPANY

Pursuant to order of the Securities and Exchange Commission dated June 27, 2003 in the matter of File No. 70-10117.

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Gulf Power Company (the "Company") hereby certifies to said Commission, pursuant to Rule 24, as follows:

         1. On April 13, 2004, the issuance by the Company of $35,000,000 aggregate principal amount of its Series J 5.875% Senior Notes due April 1, 2044 (the "Series J Notes"), pursuant to the Tenth Supplemental Indenture dated as of April 13, 2004, supplementing the Senior Note Indenture dated as of January 1, 1998 between the Company and JPMorgan Chase Bank (formerly The Chase Manhattan
Bank), as Trustee (the "Indenture"), was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said order with respect thereto.

         2. Filed herewith are the following exhibits:

            Exhibit A -- Prospectus supplement with respect to the
                         Series J Notes, dated April 6, 2004. (Filed electronically April 8, 2004, in File Nos. 333-104449, 333-104449-01 and 333-104449-02.)

            Exhibit B -- Underwriting Agreement with respect to the
                         Series J Notes dated April 6, 2004. (Designated in Form 8-K dated April 6, 2004 as Exhibit 1.)

            Exhibit C -- Tenth Supplemental Indenture to the Indenture
                         dated as of April 13, 2004 providing for the issuance of the Series J Notes. (Designated in Form 8-K dated April 6, 2004, as Exhibit 4.1.)

            Exhibit D -- Opinion of Beggs & Lane, a Registered Limited
                         Liability Partnership, dated April 13, 2004.


Dated:   April 13, 2004                              GULF POWER COMPANY


                                                     By /s/Wayne Boston
                                                          Wayne Boston
                                                      Assistant Secretary